Exhibit 99.1

FEMSA Announces Fourth Quarter and Full Year 2020 Results

Monterrey, Mexico, March 1, 2021 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today its operational and financial results for the fourth quarter and full year of 2020.

FINANCIAL SUMMARY FOR THE FOURTH QUARTER AND FULL YEAR 2020
Change vs. same period last year
	Revenues		Gross Profit		Income from Operations		Same-Store Sales
	4Q20	FY20	4Q20	FY20	4Q20	FY20	4Q20	FY20
FEMSA CONSOLIDATED	(1.5%)	(2.7%)	0.1%	(1.0%)	(3.5%)	(12.0%)
FEMSA COMERCIO
Proximity Division	(2.4%)	(1.9%)	(1.0%)	(1.1%)	(16.5%)	(31.6%)	(4.3%)	(5.4%)
Health Division	15.4%	10.6%	12.3%	10.9%	28.1%	16.2%	15.3%	1.4%
Fuel Division	(30.7%)	(28.3%)	(6.8%)	(9.9%)	(19.1%)	(31.3%)	(31.1%)	(29.2%)
COCA-COLA FEMSA	(5.1%)	(5.6%)	(4.3%)	(5.4%)	13.4%	(0.7%)

Eduardo Padilla, FEMSA’s CEO, commented:

“We ended the year on a solid note, still facing important challenges but outperforming our own expectations for the fourth quarter. For some of our operations like OXXO and OXXO Gas, a new wave of COVID cases and virus variants brought more stringent operating restrictions and again hampered customer mobility, while other business units continued to have good momentum, such as our Health Division led by favorable dynamics in Chile and Mexico. For its part, Coca-Cola FEMSA managed to deliver double-digit growth in operating income in a challenging environment.

Looking back at 2020, my main takeaway without question is the remarkable effort that was made by every one of our colleagues at FEMSA, to adapt and succeed against such a complex backdrop during this strange, unique year. Our people demonstrated resilience, passion, agility, innovation, and grit. Once again, my most sincere appreciation goes out to them.

As we look ahead we see that short-term uncertainty levels remain high, but we anticipate an eventual recovery to take hold on the back of broad vaccination efforts and a pandemic that gradually cedes ground to normalcy as the year advances. We are again planning for growth across all our business units, optimistic about their long-term potential, and leveraging the strengths we all found in 2020 in ourselves and more importantly, in our organization.”

1

Results are compared to the same period of previous year

femsa consolidateD

FEMSA CONSOLIDATED					CONSOLIDATED BALANCE SHEET
4Q20 Financial Summary
(Millions of Ps.)					(Millions of Ps.)

	4Q20	4Q19	Var.	Org.	As of December 31, 2020	Ps.	US$ [3]
Revenues	130,329	132,289	(1.5%)	(5.3%)	Cash	107,233	5,391
Income from Operations	13,145	13,617	(3.5%)	(3.8%)	Short-term debt	8,801	442
Income from Operations Margin (%)	10.1	10.3	-20 bps		Long-term debt [4]	174,706	8,783
Operative Cash Flow (EBITDA)	20,938	21,114	(0.8%)	(3.4%)	Net debt [4]	76,274	3,834
Operative Cash Flow (EBITDA) Margin (%)	16.1	16.0	10 bps
Net Income	730	6,075	(88.0%)

Total revenues decreased 1.5% in 4Q20 compared to 4Q19, reflecting the impact of the COVID-19 pandemic across most of our business units. On an organic basis,1 total revenues decreased 5.3%.

Gross profit remained flat. Gross margin expanded 60 basis points, mainly driven by expansion at Coca-Cola FEMSA and FEMSA Comercio’s Proximity and Fuel Divisions, partially offset by a contraction at FEMSA Comercio’s Health Division.

Income from operations decreased 3.5%. On an organic basis,1 income from operations decreased 3.8%. Consolidated operating margin decreased 20 basis points to 10.1% of total revenues, reflecting a margin contraction at FEMSA Comercio’s Proximity Division driven by operating deleverage as a result of the effects of the COVID-19 pandemic, partially offset by a margin expansion at Coca-Cola FEMSA and FEMSA Comercio’s Health and Fuel Divisions.

Income tax was Ps. 3,154 million in 4Q20.

Net consolidated income decreased 88.0% to Ps. 730 million, reflecting: i) lower income from operations; ii) a negative impact due to FEMSA’s participation in Heineken results; iii) a non-cash foreign exchange loss related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso; and iv) higher interest expense.

Net majority loss was Ps. 0.35 per FEMSA Unit2 and US$0.17 per FEMSA ADS.

Capital expenditures amounted to Ps. 6,377 million, reflecting reduced investments at most of our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2020 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for December 31, 2020 was 19.8920 MXN per USD.

4 Includes the effect of derivative financial instruments on long-term debt. Excludes long-term leases.

March 1, 2021	2

FEMSA COMERCIO – Proximity DIVISION

FEMSA COMERCIO – PROXIMITY DIVISION
4Q20 Financial Summary
(Millions of Ps. except same-stores sales)

	4Q20	4Q19	Var.
Same-store sales (thousands of Ps.)	744	778	(4.3%)
Revenues	46,769	47,941	(2.4%)
Income from Operations	4,907	5,878	(16.5%)
Income from Operations Margin (%)	10.5	12.3	-180 bps
Operative Cash Flow (EBITDA)	7,688	8,655	(11.2%)
Operative Cash Flow (EBITDA) Margin (%)	16.4	18.1	-170 bps

Total revenues decreased 2.4% in 4Q20 compared to 4Q19, reflecting a 4.3% same-store sales decrease, driven by a 16.9% decline in store traffic reflecting reduced customer mobility coupled with continued restrictions. This was partially offset by an increase of 15.1% in average customer ticket, reflecting a shift in our sales mix towards home consumption categories and SKUs in connection to the COVID-19 pandemic. During the quarter, OXXO’s store base contracted by 67 units including temporary closures,1 to reach a total of 19,566 OXXO stores as of December 31, 2020. This figure reflects the addition of 236 total net new store openings for the last twelve months.

Gross profit reached 44.6% of total revenues, reflecting growth of the services category including income from financial services.

Income from operations represented 10.5% of total revenues. Operating expenses increased 5.0% to Ps. 15,957 million, above revenues, mainly reflecting: i) operating deleverage as our largely fixed cost base continues to face lower revenues than usual; ii) our continuing initiative to strengthen our compensation structure of key in-store personnel in a tight labor market, including the gradual shift from commission-based store teams to employee-based teams; and iii) higher expenses related to IT programs and infrastructure.

1 This figure includes 93 new store openings, 80 store re-openings, 234 definitive closures and 6 temporary closures due to the COVID-19 pandemic.

March 1, 2021	3

FEMSA COMERCIO – HEALTH DIVISION

FEMSA COMERCIO – HEALTH DIVISION
4Q20 Financial Summary
(Millions of Ps. except same-stores sales)

	4Q20	4Q19	Var.
Same-store sales (thousands of Ps.)	1,494	1,296	15.3%
Revenues	17,319	15,009	15.4%
Income from Operations	843	658	28.1%
Income from Operations Margin (%)	4.9	4.4	50 bps
Operative Cash Flow (EBITDA)	1,773	1,508	17.6%
Operative Cash Flow (EBITDA) Margin (%)	10.2	10.0	20 bps

Total revenues increased 15.4% in 4Q20 compared to 4Q19, reflecting positive trends in Mexico and in our operations in Chile, which faced an undemanding comparison base, and a positive currency translation effect related to the appreciation of the Chilean peso relative to the Mexican peso. These were partially offset by the effect of the strict mobility restrictions that remain in our Colombia and Ecuador operations. During the quarter, the Health Division’s store base increased by 119 units including temporary closures,1 to reach a total of 3,368 points of sale across its territories as of December 31, 2020. This figure reflects the addition of 207 net new store openings for the last twelve months across our territories. Same-store sales for drugstores increased an average of 15.3%, reflecting the revenue drivers described above. On a currency-neutral2 basis, total revenues increased 9.6% while same-store sales increased by 13.6%

Gross profit represented 30.9% of total revenues, reflecting negative sales mix effect driven by; i) an increase in the demand of lower-margin COVID-related products; and ii) higher institutional sales in our operations in Colombia. These were partially offset by improved efficiency and more effective collaboration and execution with our key supplier partners across our operations.

Income from operations amounted to 4.9% of total revenues. Operating expenses increased 9.8% to Ps. 4,510 million, below revenue growth. Positive trends were mainly driven by the Health Division’s organic growth in Colombia and Mexico, reflecting increased operating leverage.

1 This figure includes 128 new store openings, 16 store re-openings and 25 definitive closures due to the COVID-19 pandemic.

2 Calculated by translating comparable period figures at the foreign currency exchange rates used in the current period.

March 1, 2021	4

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION
4Q20 Financial Summary
(Millions of Ps. except same-stations sales)

	4Q20	4Q19	Var.
Same-station sales (thousands of Ps.)	5,156	7,486	(31.1%)
Revenues	8,485	12,235	(30.7%)
Income from Operations	212	262	(19.1%)
Income from Operations Margin (%)	2.5	2.1	40 bps
Operative Cash Flow (EBITDA)	428	511	(16.2%)
Operative Cash Flow (EBITDA) Margin (%)	5.0	4.2	80 bps

Total revenues decreased 30.7% in 4Q20 compared to 4Q19, reflecting a 31.1% average same-station sales decrease, driven by a 25.6% fall in the average volume reflecting reduced mobility in connection to the COVID-19 pandemic, coupled with a decrease of 7.4% in the average price per liter. This was partially offset by the addition of 7 net new OXXO GAS stations in the quarter, reaching 13 total net new stations in the last twelve months. As of December 31, 2020, FEMSA Comercio’s Fuel Division had a total of 558 OXXO GAS service stations.

Gross profit reached 13.3% of total revenues.

Income from operations amounted to 2.5% of total revenues. Operating expenses decreased 3.4% to Ps. 919 million, reflecting tight expense control and increased expense efficiencies.

March 1, 2021	5

Results are compared to the same period of previous year

femsa consolidated

FEMSA CONSOLIDATED
Full Year Financial Summary
(Millions of Ps.)
	2020	2019	Var.	Org.
Revenues	492,966	506,711	(2.7%)	(6.3%)
Income from Operations	41,503	47,152	(12.0%)	(14.4%)
Income from Operations Margin (%)	8.4	9.3	-90 bps
Operative Cash Flow (EBITDA)	71,973	75,440	(4.6%)	(7.6%)
Operative Cash Flow (EBITDA) Margin (%)	14.6	14.9	-30 bps
Net Income	3,756	28,048	(86.6%)

Total revenues decreased 2.7%, reflecting the impact of the COVID-19 pandemic across our operations. On an organic basis,1 total revenues decreased 6.3%.

Gross profit decreased 1.0%. Gross margin increased 70 basis points to 38.5% of total revenues, reflecting gross margin expansion across all our business units.

Income from operations decreased 12.0%. On an organic basis,1 it decreased 14.4%. Our consolidated operating margin decreased 90 basis points to 8.4% of total revenues, reflecting margin contraction at FEMSA Comercio’s Proximity and Fuel Division driven by the negative impact of the COVID-19 pandemic on their operating leverage, partially offset by a margin expansion at Coca-Cola FEMSA and FEMSA Comercio’s Health Division that mainly reflected resilient consumer demand and strict cost and expense discipline across their territories.

Net consolidated income decreased 86.6% to Ps. 3,756 million, reflecting: i) lower income from operations; ii) higher taxes and other non-operating expenses reflecting the extraordinary tax payment of Ps. 8,790 million agreed with the Mexican tax authority during the second quarter; iii) impairments including for certain assets at Coca-Cola FEMSA and the closure of our Specialty’s Café and Bakery operation also during the second quarter; iv) higher interest expenses; and v) a negative impact due to FEMSA’s participation in Heineken’s results. These were partially offset by a non-cash foreign exchange gain related to FEMSA’s U.S. dollar-denominated cash position as impacted by the depreciation of the Mexican peso.

Net majority loss per FEMSA Unit2 was Ps. 0.54 (US$0.27 per ADS).

Capital expenditures amounted to Ps. 20,893 million, reflecting reduced investments at most of our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2020 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for December 31, 2020 was 19.8920 MXN per USD.

4 Includes the effect of derivative financial instruments on long-term debt. Excludes long-term leases.

March 1, 2021	6

femsa comercio – PROXIMITY division

FEMSA COMERCIO – PROXIMITY DIVISION
Full Year Financial Summary
(Millions of Ps. except same-stores sales)
	2020	2019	Var.
Same-store sales (thousands of Ps.)	731	773	(5.4%)
Revenues	181,277	184,810	(1.9%)
Income from Operations	12,020	17,572	(31.6%)
Income from Operations Margin (%)	6.6	9.5	-290 bps
Operative Cash Flow (EBITDA)	23,333	27,705	(15.8%)
Operative Cash Flow (EBITDA) Margin (%)	12.9	15.0	-210 bps

Total revenues decreased 1.9%. OXXO’s same-store sales decreased an average of 5.4%, driven by a 16.8% decrease in store traffic, partially offset by a 13.7% increase in average customer ticket.

Gross profit reached 41.0% of total revenues.

Income from operations amounted to 6.6% of total revenues. Operating expenses increased 8.3% to Ps. 62,276 million.

femsa comercio – health division

FEMSA COMERCIO – HEALTH DIVISION
Full Year Financial Summary
(Millions of Ps. except same-stores sales)
	2020	2019	Var.	Org.
Same-store sales (thousands of Ps.)	1,365	1,347	1.4%
Revenues	65,172	58,922	10.6%	3.1%
Income from Operations	2,656	2,285	16.2%	10.7%
Income from Operations Margin (%)	4.1	3.9	20 bps
Operative Cash Flow (EBITDA)	6,227	5,421	14.9%	7.3%
Operative Cash Flow (EBITDA) Margin (%)	9.6	9.2	40 bps

Total revenues increased by 10.6%. Same-store sales for drugstores increased by an average of 1.4%, reflecting positive trends in Mexico, partially offset by strict mobility restrictions across our South American operations and a negative currency translation effect related to the depreciation of the Chilean and Colombian pesos compared to the Mexican peso during the year.

Gross profit reached 30.0% of total revenues.

Income from operations amounted to 4.1% of total revenues. Operating expenses increased 10.1% to Ps. 16,919 million.

March 1, 2021	7

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION
Full Year Financial Summary
(Millions of Ps. except same-stations sales)
	2020	2019	Var.
Same-station sales (thousands of Ps.)	5,201	7,348	(29.2%)
Revenues	34,292	47,852	(28.3%)
Income from Operations	813	1,184	(31.3%)
Income from Operations Margin (%)	2.4	2.5	-10 bps
Operative Cash Flow (EBITDA)	1,700	2,144	(20.7%)
Operative Cash Flow (EBITDA) Margin (%)	5.0	4.5	50 bps

Total revenues decreased 28.3%. Same-station sales decreased an average of 29.2%, reflecting a 24.3% decrease in the average volume and a 6.6% decrease in the average price per liter.

Gross profit reached 12.5% of total revenues.

Income from operations amounted to 2.4% of total revenues. Operating expenses decreased 2.9% to Ps. 3,487 million.

coca-cola femsa

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting http://www.coca-colafemsa.com

March 1, 2021	8

•	On December 16th, 2020, FEMSA announced that it had reached agreements to acquire two independent specialized distribution businesses in the United States: Southeastern Paper Group, Inc., based in Spartanburg, South Carolina and Southwest Paper Company, Inc., (dba “SWPlus”) based in Wichita, Kansas. Combined revenues of the acquired businesses for the last twelve months as of September 2020, were approximately US$ 380 million. These transactions were successfully closed during December 2020.

CONFERENCE CALL INFORMATION:
Our Fourth Quarter and Full Year 2020 Conference Call will be held on: Monday, March 1, 2021, 10:00 AM Eastern Time (9:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (888) 394 8218; International: +1 (323) 701 0225; Conference Id: 2139686. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.
If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. FEMSA also participates in the specialized distribution industry in the United States. Through its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on December 31, 2020, which was 19.8920 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Seven pages of tables and Coca-Cola FEMSA’s press release to follow

March 1, 2021	9

FEMSA
Consolidated Income Statement
Millions of Pesos

	For the fourth quarter of:						For the twelve months of:
	2020	% of rev.	2019	% of rev.	% Var.	% Org.(A)	2020	% of rev.	2019	% of rev.	% Var.	% Org.(A)

Total revenues	130,329	100.0	132,289	100.0	(1.5)	(5.3)	492,966	100.0	506,711	100.0	(2.7)	(6.3)
Cost of sales	78,312	60.1	80,300	60.7	(2.5)		303,313	61.5	315,230	62.2	(3.8)
Gross profit	52,017	39.9	51,989	39.3	0.1		189,653	38.5	191,481	37.8	(1.0)
Administrative expenses	6,836	5.2	5,045	3.8	35.5		22,988	4.7	19,930	3.9	15.3
Selling expenses	31,412	24.1	32,246	24.4	(2.6)		123,405	25.0	121,871	24.1	1.3
Other operating expenses (income), net (1)	624	0.5	1,081	0.8	(42.3)		1,757	0.4	2,528	0.5	(30.5)
Income from operations(2)	13,145	10.1	13,617	10.3	(3.5)	(3.8)	41,503	8.4	47,152	9.3	(12.0)	(14.4)
Other non-operating expenses (income)	(1,997)		908		N.S.		7,656		1,573		N.S.
Interest expense	5,005		3,665		36.6		17,516		14,133		23.9
Interest income	261		702		(62.8)		2,100		3,168		(33.7)
Interest expense, net	4,744		2,963		60.1		15,416		10,965		40.6
Foreign exchange loss (gain)	4,934		2,201		124.2		(385)		2,467		(115.6)
Other financial expenses (income), net.	113		(8)		N.S.		(120)		60		N.S.
Financing expenses, net	9,791		5,156		89.9		14,911		13,492		10.5
Income before income tax and participation in associates results	5,351		7,553		(29.2)		18,936		32,087		(41.0)
Income tax	3,154	58.9%	2,985	39.5%	5.7		14,819	78%	10,476	33%	41.5
Participation in associates results(3)	(1,467)		1,507		(197.3)		(361)		6,437		(105.6)
(Loss) Consolidated net income	730		6,075		(88.0)		3,756		28,048		(86.6)
Net majority income	(1,245)		4,792		(126.0)		(1,930)		20,699		(109.3)
Net minority income	1,975		1,283		53.9		5,686		7,349		(22.6)

Operative Cash Flow & CAPEX	2020	% Integral	2019	% Integral	% Inc.	% Org.(A)	2020	% Integral	2019	% Integral	% Inc.	% Org.(A)

Income from operations	13,145	10.1	13,617	10.3	(3.5)	(3.8)	41,503	8.4	47,152	9.3	(12.0)	(14.4)
Depreciation	6,279	4.8	5,942	4.5	5.7		25,006	5.1	23,344	4.6	7.1
Amortization & other non-cash charges	1,514	1.2	1,555	1.2	(2.6)		5,464	1.1	4,944	1.0	10.5
Operative Cash Flow (EBITDA)	20,938	16.1	21,114	16.0	(0.8)	(3.4)	71,973	14.6	75,440	14.9	(4.6)	(7.6)
CAPEX	6,377		8,617		(26.0)		20,893		25,579		(18.3)

(A) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit - administrative and selling expenses  - other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken´s and Raizen convenience stores results, net.

March 1, 2021	10

FEMSA
Consolidated Balance Sheet
Millions of Pesos

ASSETS		Dec-20	Dec-19	% Inc.
Cash and cash equivalents		107,233	65,562	63.6	41,671
Investments		662	12,366	(94.6)
Accounts receivable		28,249	29,633	(4.7)
Inventories		44,189	41,023	7.7
Other current assets		20,700	23,995	(13.7)		x
Total current assets		201,033	172,579	16.5
Investments in shares		98,270	97,470	0.8
Property, plant and equipment, net		113,106	114,513	(1.2)
Right of use		54,747	52,684	3.9
Intangible assets (1)		155,501	146,562	6.1
Other assets		61,981	53,733	15.3
TOTAL ASSETS		684,638	637,541	7.4

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans		4,469	3,935	13.6
Current maturities of long-term debt		4,332	12,269	(64.7)
Interest payable		2,069	895	131.2
Current maturities of long-term leases		6,772	7,387	(8.3)
Operating liabilities		100,666	112,048	(10.2)
Total current liabilities		118,308	136,534	(13.3)
Long-term debt (2)		174,706	95,714	82.5
Long-term leases		51,536	47,292	9.0
Laboral obligations		7,253	6,347	14.3
Other liabilities		25,648	25,903	(1.0)
Total liabilities		377,451	311,790	21.1
Total stockholders’ equity		307,187	325,751	(5.7)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		684,638	637,541	7.4

	December 31, 2020
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	33.1%	7.1%
U.S. Dollars	45.3%	3.8%
Euros	13.5%	1.7%
Colombian pesos	0.5%	4.0%
Argentine pesos	0.4%	44.7%
Brazilian reais	4.2%	8.0%
Chilean pesos	2.2%	2.1%
Uruguayan Pesos	0.8%	11.5%
Guatemalan Quetzal	0.0%	6.3%
Total debt	100.0%	5.0%

Fixed rate (2)	69.4%
Variable rate (2)	30.6%

DEBT MATURITY PROFILE	2020	2021	2022	2023	2024	2025+
% of Total Debt	0.0%	4.8%	1.4%	18.7%	1.5%	73.6%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

March 1, 2021	11

FEMSA Comercio - Proximity Division
Results of Operations
Millions of Pesos

	For the fourth quarter of:					For twelve months of:
	2020	% of rev.	2019	% of rev.	% Var.	2020	% of rev.	2019	% of rev.	% Var.
Total revenues	46,769	100.0	47,941	100.0	(2.4)	181,277	100.0	184,810	100.0	(1.9)
Cost of sales	25,905	55.4	26,860	56.0	(3.6)	106,981	59.0	109,711	59.4	(2.5)
Gross profit	20,864	44.6	21,081	44.0	(1.0)	74,296	41.0	75,099	40.6	(1.1)
Administrative expenses	1,708	3.7	1,319	2.8	29.5	5,696	3.1	4,590	2.5	24.1
Selling expenses	14,160	30.2	13,686	28.5	3.5	56,030	31.0	52,545	28.4	6.6
Other operating expenses (income), net	89	0.2	198	0.4	(55.1)	550	0.3	392	0.2	40.3
Income from operations	4,907	10.5	5,878	12.3	(16.5)	12,020	6.6	17,572	9.5	(31.6)
Depreciation	2,560	5.5	2,448	5.1	4.6	10,265	5.7	9,357	5.1	9.7
Amortization & other non-cash charges	221	0.4	329	0.7	(32.8)	1,048	0.6	776	0.4	35.1
Operative cash flow (EBITDA)	7,688	16.4	8,655	18.1	(11.2)	23,333	12.9	27,705	15.0	(15.8)
CAPEX	1,219		2,866		(57.5)	6,907		10,369		(33.4)

Information of OXXO Stores
Total stores						19,566		19,330		1.2
Stores Mexico						19,295		19,089		1.1
Stores South America						271		241		12.4

Net new conveniences stores: (2)
vs. Last quarter	(67)		490		(113.7)
Year-to-date	236		1,331		(82.3)
Last-twelve-months	236		1,331		(82.3)

Same-store data: (1)
Sales (thousands of pesos)	744.4		778.3		(4.3)	730.8		772.9		(5.4)
Traffic (thousands of transactions)	17.4		21.0		(16.9)	17.9		21.5		(16.8)
Ticket (pesos)	42.7		37.1		15.1	40.8		35.9		13.7

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

(2) This figure includes 93 new store openings, 80 store re-openings, 234 definitive closures and 6 temporary closures due to the COVID-19 pandemic.

March 1, 2021	12

FEMSA Comercio - Health Division
Results of Operations
Millions of Pesos

	For the fourth quarter of:						For the twelve months of:
	2020	% of rev.	2019	% of rev.	% Var.	% Org.(A)	2020	% of rev.	2019	% of rev.	% Var.	% Org.(A)
Total revenues	17,319	100.0	15,009	100.0	15.4	-	65,172	100.0	58,922	100.0	10.6	3.1
Cost of sales	11,966	69.1	10,242	68.2	16.8		45,597	70.0	41,277	70.1	10.5
Gross profit	5,353	30.9	4,767	31.8	12.3		19,575	30.0	17,645	29.9	10.9
Administrative expenses	849	4.9	744	5.0	14.1		3,314	5.1	2,709	4.6	22.3
Selling expenses	3,667	21.1	3,281	21.8	11.8		13,540	20.7	12,462	21.1	8.7
Other operating expenses (income), net	(6)	-	84	0.6	(107.1)		65	0.1	189	0.3	(65.6)
Income from operations	843	4.9	658	4.4	28.1	-	2,656	4.1	2,285	3.9	16.2	10.7
Depreciation	781	4.5	706	4.7	10.6		2,968	4.6	2,763	4.7	7.4
Amortization & other non-cash charges	149	0.8	144	0.9	3.5		603	0.9	373	0.6	61.7
Operative cash flow (EBITDA)	1,773	10.2	1,508	10.0	17.6	-	6,227	9.6	5,421	9.2	14.9	7.3
CAPEX	632		523		20.8		1,694		1,529		10.8

Information of Stores
Total Stores(1)							3,368		3,161		6.5
Stores Mexico							1,331		1,256		6.0
Stores South America(1)							2,037		1,905		6.9

Net new stores: (3)
vs. Last quarter	119		31		N.S.
Year-to-date	207		800		(74.1)
Last-twelve-months	207		800		(74.1)

Same-store data: (2)
Sales (thousands of pesos)	1,493.6		1,295.9		15.3		1,365.1		1,346.9		1.4

(A) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Includes GPF Adquisition

(2) Monthly average information per store, considering same stores with more than twelve months of all the operations of FEMSA Comercio - Health Division.

(3) This figure includes 128 new store openings, 16 store re-openings and 25 definitive closures due to the COVID-19 pandemic.

March 1, 2021	13

FEMSA Comercio - Fuel Division
Results of Operations
Millions of Pesos

	For the fourth quarter of:					For twelve months of:
	2020	% of rev.	2019	% of rev.	% Var.	2020	% of rev.	2019	% of rev.	% Var.
Total revenues	8,485	100.0	12,235	100.0	(30.7)	34,292	100.0	47,852	100.0	(28.3)
Cost of sales	7,354	86.7	11,022	90.1	(33.3)	29,992	87.5	43,077	90.0	(30.4)
Gross profit	1,131	13.3	1,213	9.9	(6.8)	4,300	12.5	4,775	10.0	(9.9)
Administrative expenses	74	0.9	63	0.5	17.5	252	0.7	215	0.4	17.2
Selling expenses	842	9.9	862	7.1	(2.3)	3,226	9.4	3,281	6.9	(1.7)
Other operating expenses (income), net	3	-	26	0.2	(88.5)	9	-	95	0.2	(90.5)
Income from operations	212	2.5	262	2.1	(19.1)	813	2.4	1,184	2.5	(31.3)
Depreciation	208	2.5	217	1.8	(4.1)	856	2.5	843	1.8	1.5
Amortization & other non-cash charges	8	-	32	0.3	(75.0)	31	0.1	117	0.2	(73.5)
Operative cash flow (EBITDA)	428	5.0	511	4.2	(16.2)	1,700	5.0	2,144	4.5	(20.7)
CAPEX	212		278		(23.7)	549		706		(22.2)

Information of OXXO GAS Service Stations
Total service stations						558		545		2.4
Net new service stations
vs. Last quarter	7		4		75.0
Year-to-date	13		6		116.7
Last-twelve-months	13		6		116.7

Volume (million of liters) total stations	516		687		(24.9)	2,066		2,694		(23.3)

Same-stations data: (1)
Sales (thousands of pesos)	5,156.4		7,485.8		(31.1)	5,201.0		7,348.4		(29.2)
Volume (thousands of liters)	313.6		421.6		(25.6)	314.2		414.9		(24.3)
Average price per liter	16.4		17.8		(7.4)	16.6		17.7		(6.6)

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

March 1, 2021	14

Coca-Cola FEMSA
Results of Operations
Millones de pesos

	For the fourth quarter of:					For twelve months of:
	2020	% of rev.	2019	% of rev.	% Var.	2020	% of rev.	2019	% of rev.	% Var.
Total revenues	49,116	100.0	51,735	100.0	(5.1)	183,615	100.0	194,472	100.0	(5.6)
Cost of sales	27,177	55.3	28,807	55.7	(5.7)	100,804	54.9	106,964	55.0	(5.8)
Gross profit	21,939	44.7	22,928	44.3	(4.3)	82,811	45.1	87,508	45.0	(5.4)
Administrative expenses	2,119	4.3	1,928	3.7	9.9	7,891	4.3	8,427	4.3	(6.4)
Selling expenses	12,256	25.0	14,090	27.3	(13.0)	48,554	26.5	52,110	26.8	(6.8)
Other operating expenses (income), net	335	0.7	537	1.0	(37.6)	1,123	0.6	1,548	0.8	(27.5)
Income from operations	7,229	14.7	6,373	12.3	13.4	25,243	13.7	25,423	13.1	(0.7)
Depreciation	2,204	4.5	2,226	4.3	(1.0)	9,011	4.9	8,942	4.6	0.8
Amortization & other non-cash charges	565	1.2	793	1.6	(28.8)	3,091	1.7	2,784	1.4	11.0
Operative cash flow (EBITDA)	9,998	20.4	9,391	18.2	6.5	37,345	20.3	37,148	19.1	0.5
CAPEX	4,118		4,765		(13.6)	10,354		11,465		(9.7)

Sales volumes
(Millions of unit cases)
Mexico and Central America	495.0	54.9	506.9	57.0	(2.4)	1,991.7	60.6	2,075.3	61.6	(4.0)
South America	131.8	14.6	127.1	14.3	3.7	429.8	13.1	447.1	13.3	(3.9)
Brazil	275.4	30.5	255.6	28.7	7.7	862.9	26.3	846.5	25.1	1.9
Total	902.2	100.0	889.6	100.0	1.4	3,284.4	100.0	3,368.9	100.0	(2.5)

March 1, 2021	16

FEMSA
Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	4Q 2020	LTM (1) Dec-20	Dec -20		Dec-19
			Per USD	Per MXN	Per USD	Per MXN
Mexico	1.01%	3.15%	19.95	1.0000	18.85	1.0000
Colombia	0.42%	1.62%	3,432.50	0.0058	3,277.14	0.0058
Brazil	3.56%	4.52%	5.20	3.8387	4.03	4.6754
Argentina	9.11%	36.14%	84.15	0.2371	59.89	0.3147
Chile	1.36%	2.97%	711.24	0.0280	744.62	0.0253
Euro Zone	0.68%	-0.28%	0.81	24.5213	0.89	21.1223

(1) LTM = Last twelve months.

March 1, 2021	17

Coca-Cola FEMSA Announces Fourth Quarter and Full Year 2020 Results

Mexico City, February 25, 2021, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL, NYSE: KOF) (“Coca-Cola FEMSA,” “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the fourth quarter and the full year of 2020.

FOURTH QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Consolidated volumes increased 1.4%, driven mainly by volume growth in Brazil, Central America, Argentina coupled with flat performance in Colombia. These effects were partially offset by a decline in Mexico and Uruguay.
•	Total revenues decreased 5.1%, while comparable revenues increased 1.9%. Revenue management and pricing initiatives were offset by unfavorable currency translation effects from our operating currencies in South America, mainly driven by an 18.3% translation effect from the Brazilian Real, coupled with unfavorable price-mix effects.
•	Operating income increased 13.4%, while comparable operating income increased 21.9%. Favorable PET prices, coupled with maintenance, marketing, and other operating expense savings, were partially offset by the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs and unfavorable price-mix effects.

•	Majority net income increased 59.2%, driven mainly by solid operating results. The same period of 2019 included an extraordinary non-operating expense of Ps. 948 million related to our Estrella Azul dairy joint venture in Panama.

FULL YEAR OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	For the full year, volumes decreased 2.5%, impacted mainly by the enforcement of lockdowns and social distancing measures related to the COVID-19 pandemic, partially offset by volume growth in Brazil and Guatemala.
•	Total revenues decreased 5.6%, while comparable revenues decreased 1.0%, impacted by unfavorable price-mix effects and currency translation headwinds, partially offset by pricing and revenue management initiatives.
•	Operating income decreased 0.7%, while comparable operating income increased 4.4%. Lower PET prices and operating expense efficiencies, coupled with our ability to generate savings across our operations, allowed us to effectively mitigate unfavorable price-mix effects, higher concentrate costs, and the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs.
•	Earnings per share[1] were Ps. 0.61 (Earnings per unit were Ps. 4.91 and per ADS were Ps. 49.06.).

•	Underscoring the Company’s solid financial position and cash flow generation, our cash position increased to Ps. 43,497 million including the payment of the second installment of dividends during early November.

FINANCIAL SUMMARY FOR THE FOURTH QUARTER AND FULL YEAR 2020
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		4Q 2020	FY 2020	4Q 2020	FY 2020	4Q 2020	FY 2020	4Q 2020	FY 2020
As Reported	Consolidated	(5.1%)	(5.6%)	(4.3%)	(5.4%)	13.4%	(0.7%)	59.2%	(14.8%)
	Mexico & Central America	(0.7%)	(2.3%)	4.7%	1.0%	40.6%	14.5%
	South America	(10.0%)	(9.8%)	(16.3%)	(14.9%)	(20.2%)	(23.3%)

Comparable (2)	Consolidated	1.9%	(1.0%)	1.8%	(1.3%)	21.9%	4.4%
	Mexico & Central America	(1.5%)	(4.0%)	3.9%	(0.7%)	39.4%	12.9%
	South America	6.5%	3.6%	(1.5%)	(2.3%)	(4.2%)	(10.5%)

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“During 2020, in the face of the hardship brought by the COVID-19 pandemic, we were able to navigate the storm and emerge stronger. Our full year results underscore our resiliency and capability to generate efficiencies as well as our employees’ commitment to serve and satisfy the needs of our customers and consumers. Notably, in addition to these strong operating results, I am pleased that we have redesigned our distribution partnership with Heineken in Brazil. This new agreement realigns the interests of all parties and is built on a solid historical foundation that will allow us to develop a strong portfolio of leading brands to continue satisfying our clients and consumers in the country. Overall, these achievements are testament that we not only addressed the pandemic with operating excellence but also that that we continued to move aggressively on all strategic and digital fronts towards our ambition to become a true total beverage platform.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 18 of 33

RECENT DEVELOPMENTS

•	The Company recognizes the relentless commitment of all of its employees and collaborators during 2020, despite facing unprecedented times. Additionally, the Company will continue accelerating its path towards recovery by implementing initiatives to protect its collaborators, clients, consumers and support communities in need.

•	On November 3, 2020, Coca-Cola FEMSA paid the second installment of the 2019 dividend approved for Ps. 0.6075 per share (equivalent to Ps. 4.86 per unit).

•	Coca-Cola FEMSA is proud to be a member of the 2021 Bloomberg Gender-Equality Index (GEI). For the second consecutive year, this Index recognizes Coca-Cola FEMSA for its commitment to both workplace equality and transparency.

•	On February 19, 2021, Coca-Cola FEMSA announced that it became the only Mexico-based company to be included in the S&P Global Sustainability Yearbook 2021, due to its high performance in the S&P Global Corporate Sustainability Assessment (CSA). The Company was ranked within the top 15% of leading beverage companies in sustainability under S&P Global’s proprietary annual evaluation of the environmental, social, economic, and corporate governance dimensions of more than 7,000 companies around the world.

•	On February 24, 2021, The Coca-Cola Company, the Coca-Cola System in Brazil and HEINEKEN reached an agreement (the “Agreement”) to renew their longstanding distribution partnership in Brazil. As per the Agreement, expected to become effective mid-2021, the parties will begin a smooth transition of the Heineken and Amstel brands to HEINEKEN Brazil’s distribution network. The Coca-Cola System in Brazil will continue to offer Kaiser, Bavaria and Sol, and will complement this portfolio with premium brand Eisenbahn and other international brands. The Agreement allows the parties to better serve consumers and customers in the Brazilian market with a solid portfolio, building on the positive momentum developed over many years of successful collaboration. Additionally, as part of the redesign of the distribution partnership, the parties will have more flexibility. Subject to certain mutually-agreed upon terms established in the Agreement, the Coca-Cola System in Brazil will be able to produce and distribute alcoholic beverages and other beers in a certain proportion to HEINEKEN’s portfolio and HEINEKEN will be able to explore further opportunities in the non-alcoholic segment. This will allow Brazilian consumers to benefit from a wider array of options.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 19 of 33

CONSOLIDATED FOURTH QUARTER RESULTS

CONSOLIDATED FOURTH QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2020	4Q 2019	Δ%	Δ%
Total revenues	49,116	51,735	(5.1%)	1.9%
Gross profit	21,939	22,928	(4.3%)	1.8%
Operating income	7,229	6,373	13.4%	21.9%
Operating cash flow (2)	9,998	9,391	6.5%	13.1%

Volume increased 1.4% to 902.2 million unit cases, driven mainly by increased volume in Brazil, Guatemala, and Argentina. This increase was partially offset by volume declines in Mexico and Uruguay.

Total revenues decreased 5.1% to Ps. 49,116 million. Our revenues were impacted mainly by a negative translation effects resulting from the depreciation of most of our operating currencies in South America as compared to the Mexican Peso, coupled with an unfavorable price-mix effect. These factors were partially offset by volume growth in Brazil, Guatemala, and Argentina, coupled with pricing and revenue management initiatives across our territories. On a comparable basis, total revenues would have increased 1.9%.

Gross profit decreased 4.3% to Ps. 21,939 million, and gross margin expanded 40 basis points to 44.7%. Our cost saving initiatives, lower PET prices, and currency hedging strategies were partially offset by i) the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs; (ii) unfavorable price-mix effects; and iii) higher concentrate costs in Mexico. On a comparable basis, gross profit would have increased 1.8%.

Operating income increased 13.4% to Ps. 7,229 million, and operating margin expanded 130 basis points to 14.7%. This increase was driven mainly by labor, maintenance, and marketing operating expense efficiencies across our operations. In addition, the same period of the previous year included restructuring severance payments related to our Fuel for Growth efficiency program. On a comparable basis, operating income would have increased 21.9%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 20 of 33

Comprehensive financing result recorded an expense of Ps. 1,777 million, compared to an expense of Ps. 1,507 million in the same period of 2019.

This quarter, the Company had a flat interest expense, net, as compared to the same period of 2019, as a reduction in interest expenses was offset by a reduction in interest income. The decrease in interest expenses was driven mainly by the payment of the promissory note related to the acquisition of Vonpar in 2017, coupled with the prepayment of our U.S. dollar-denominated bond due 2023, partially offset by new short-term financing incurred during the first quarter of 2020, as a preventive measure to reinforce the Company’s cash position. In addition, the Company recorded a gain of Ps. 123 million in monetary position in inflationary subsidiaries as compared to a gain of Ps. 139 million during the same period of 2019. These effects were partially offset by a foreign exchange loss of Ps. 346 million, driven mainly by the appreciation of the Mexican Peso as applied to our U.S. dollar-denominated cash position.

Income tax as a percentage of income before taxes was 36.3% as compared to 43.6% during the same period of the previous year. The tax rate for the fourth quarter of 2020 was driven mainly by an increase in deferred taxes, while for the same period of 2019, it was driven mainly by the effect of extraordinary non-operating expenses and impairments recognized during the quarter.

Net income attributable to equity holders of the company reached Ps. 3,177 million as compared to Ps. 1,995 million during the same period of the previous year, driven mainly by solid operating results. Additionally, during the same period of 2019, we recorded an extraordinary non-operating expense of Ps. 948 million in Estrella Azul, our former dairy joint venture in Panama. Earnings per share1 were Ps. 0.19 (Earnings per unit were Ps. 1.51, and earnings per ADS were Ps. 15.12.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 23 of 33

CONSOLIDATED FULL YEAR RESULTS

CONSOLIDATED FULL YEAR RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	FY 2020	FY 2019	Δ%	Δ%
Total revenues	183,615	194,472	(5.6%)	(1.0%)
Gross profit	82,811	87,508	(5.4%)	(1.3%)
Operating income	25,243	25,423	(0.7%)	4.4%
Operating cash flow (2)	37,345	37,148	0.5%	5.0%

Volume decreased 2.5% to 3,284.4 million unit cases in the full year of 2020 as compared to the same period of 2019, impacted mainly by the enforcement of lockdowns and social distancing measures related to the COVID-19 pandemic, partially offset by volume growth in Brazil and Guatemala.

Total revenues decreased 5.6% to Ps. 183,615 million in the full year of 2020 as compared to the same period of 2019. This figure includes extraordinary other operating revenues related to an entitlement to reclaim tax payments in Brazil during the third quarter. Total revenues were impacted mainly by unfavorable price-mix and currency translation effects resulting from the depreciation of all of our operating currencies in South America into Mexican Pesos, mainly driven by a 14.5% unfavorable translation effect from the Brazilian Real. These factors were partially offset by pricing and revenue management initiatives. On a comparable basis, excluding currency translation effects, total revenues would have only decreased 1.0%.

Gross profit decreased 5.4% to Ps. 82,811 million in the full year of 2020 as compared to the same period of 2019, and gross margin expanded 10 basis points to 45.1%. A more favorable raw material environment, lower PET prices, our revenue management initiatives, and our favorable currency hedging strategies were partially offset by: i) an unfavorable price-mix effect; ii) higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone; iii) higher concentrate costs in Mexico; iv) and the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have decreased 1.3%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 24 of 33

Operating income decreased 0.7% to Ps. 25,243 million in the full year of 2020 as compared to the same period of 2019, and operating margin expanded 60 basis points to 13.7%. Labor, maintenance, and marketing expense efficiencies, coupled with tax reclaims in Brazil, were offset mainly by a gross profit decline. In addition, the same period of the previous year included restructuring severance payments related to our Fuel for Growth efficiency program. On a comparable basis, operating income would have increased 4.4%.

Comprehensive financing result recorded an expense of Ps. 6,678 million during the full year of 2020 compared to an expense of Ps. 6,071 million in the same period of 2019.

Interest expense, net, recorded an increase during the year, driven mainly by a one-time interest expense related to the prepayment of our U.S. dollar-denominated bond due 2023, as well as our successful debt refinancing initiatives performed during the first quarter. In addition, the Company incurred short-term financing, as a preventive measure to reinforce the Company’s cash position. These effects were partially offset by debt prepayments.

This increase was partially offset by a gain in monetary position in inflationary subsidiaries of Ps. 376 million. Additionally, the Company recorded a foreign exchange gain of Ps. 4 million as compared to a loss of Ps. 330 million during 2019.

Income tax as a percentage of income before taxes was 33.8% as compared to 30.9% for the previous year. This increase was driven mainly by impairments of approximately Ps. 2.4 billion recognized during the period and an increase in deferred taxes.

Net income attributable to equity holders of the company reached Ps. 10,307 million in the full year of 2020 as compared to Ps. 12,102 million during the same period of the previous year. Earnings per share1 were Ps. 0.61 (Earnings per unit were Ps. 4.91, and earnings per ADS were Ps. 49.06.).

(1)	Earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 25 of 33

MEXICO & CENTRAL AMERICA DIVISION FOURTH QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2020	4Q 2019	Δ%	Δ%
Total revenues	27,073	27,253	(0.7%)	(1.5%)
Gross profit	13,670	13,050	4.7%	3.9%
Operating income	4,956	3,524	40.6%	39.4%
Operating cash flow (2)	6,612	5,502	20.2%	19.2%

Volume decreased 2.4% to 495.0 million unit cases, driven mainly by a volume decline in Mexico as a result of mobility restrictions and social distancing measures related to the COVID-19 outbreak. This decline was partially offset by volume growth in Guatemala.

Total revenues decreased 0.7% to Ps. 27,073 million, driven mainly by a volume decline in Mexico, coupled with unfavorable price-mix effects across our markets. This decrease was partially offset by pricing and revenue management initiatives, and a favorable currency translation effect from our operating currencies in Central America as translated into Mexican Pesos. On a comparable basis, total revenues would have decreased 1.5%.

Gross profit increased 4.7% to Ps. 13,670 million, and gross margin expanded 260 basis points to 50.5%, driven mainly by our pricing initiatives, cost efficiencies, and lower PET costs, coupled with our raw material and currency hedging strategies. These factors were partially offset by unfavorable price-mix effects, higher concentrate costs in Mexico, and the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have increased 3.9%.

Operating income increased 40.6% to Ps. 4,956 million in the fourth quarter of 2020, and operating margin expanded 540 basis points to 18.3% during the period, driven mainly by our ability to drive savings and operating expense efficiencies primarily in labor, maintenance, and marketing expenses in Mexico. In addition, the same period of the previous year included restructuring severance payments related to our Fuel for Growth efficiency program. On a comparable basis, operating income would have increased 39.4%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 26 of 33

SOUTH AMERICA DIVISION FOURTH QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2020	4Q 2019	Δ%	Δ%
Total revenues	22,043	24,482	(10.0%)	6.5%
Gross profit	8,269	9,878	(16.3%)	(1.5%)
Operating income	2,273	2,848	(20.2%)	(4.2%)
Operating cash flow (2)	3,385	3,889	(13.0%)	2.9%

Volume increased 6.4% to 407.2 million unit cases, driven by sequential improvements across most of the division. Volume was strong with 7.8% growth in Brazil and 11.6% volume growth in Argentina, partially offset by a 0.9% volume decline in Uruguay and stable performance in Colombia.

Total revenues decreased 10.0% to Ps. 22,043 million. Revenues were impacted mainly by unfavorable price-mix and currency translation effects resulting from the depreciation of most of our operating currencies as compared to the Mexican Peso, mainly driven by a 14.5% unfavorable translation effect from the Brazilian Real. These effects were partially offset by volume growth in Brazil and Argentina and our revenue management initiatives. On a comparable basis, excluding currency translation effects, total revenues would have increased 6.5%.

Gross profit decreased 16.3% to Ps. 8,269 million, and gross margin contracted 280 basis points to 37.5%. This decrease was driven mainly by an unfavorable price-mix effect and the depreciation of the average exchange rate of all our operating currencies in the division as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by lower PET costs and our revenue management initiatives. On a comparable basis, gross profit would have decreased 1.5%.

Operating income decreased 20.2% to Ps. 2,273 million in the fourth quarter of 2020, resulting in a margin contraction of 130 basis points to 10.3%. This decrease was driven mainly by an unfavorable price-mix effect, coupled with an operating foreign exchange loss. These factors were partially offset by operating expense efficiencies. On a comparable basis, operating income would have decreased 4.2%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 27 of 33

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “Earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 26 of 33

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 265 million. With over 80 thousand employees, the Company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 27 of 33

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	4,924.5		5,333.2		-7.7%	-7.7%	17,397.7		20,220.6		-14.0%	-14.0%
Volume (million unit cases)	902.2		889.6		1.4%	1.4%	3,284.4		3,368.9		-2.5%	-2.5%
Average price per unit case	49.83		52.56		-5.2%		50.63		52.45		-3.5%
Net revenues	49,022		51,541		-4.9%		181,520		192,342		-5.6%
Other operating revenues	93		194		-51.8%		2,095		2,129		-1.6%
Total revenues (2)	49,116	100.0%	51,735	100.0%	-5.1%	1.9%	183,615	100.0%	194,472	100.0%	-5.6%	-1.0%
Cost of goods sold	27,177	55.3%	28,807	55.7%	-5.7%		100,804	54.9%	106,964	55.0%	-5.8%
Gross profit	21,939	44.7%	22,928	44.3%	-4.3%	1.8%	82,811	45.1%	87,508	45.0%	-5.4%	-1.3%
Operating expenses	14,375	29.3%	16,018	31.0%	-10.3%		56,444	30.7%	60,537	31.1%	-6.8%
Other operative expenses, net	230	0.5%	438	0.8%	-47.5%		748	0.4%	1,339	0.7%	-44.1%
Operative equity method (gain) loss in associates(3)	105	0.2%	99	0.2%	6.1%		375	0.2%	209	0.1%	79.7%
Operating income (5)	7,229	14.7%	6,373	12.3%	13.4%	21.9%	25,243	13.7%	25,423	13.1%	-0.7%	4.4%
Other non operative expenses, net	59	0.1%	1,077	2.1%	-94.6%		2,862	1.6%	1,151	0.6%	148.6%
Non Operative equity method (gain) loss in associates (4)	18	0.0%	(63)	-0.1%	NA		(94)	-0.1%	(77)	0.0%	21.4%
Interest expense	1,543		1,659		-7.0%		7,894		6,904		14.3%
Interest income	203		320		-36.6%		1,048		1,230		-14.8%
Interest expense, net	1,340		1,339		0.1%		6,845		5,674		20.7%
Foreign exchange loss (gain)	346		168		105.9%		(4)		330		NA
Loss (gain) on monetary position in inflationary subsidiries	(123)		(139)		-11.2%		(376)		(221)		70.2%
Market value (gain) loss on financial instruments	214		139		54.0%		212		288		-26.3%
Comprehensive financing result	1,777		1,507		17.9%		6,678		6,071		10.0%
Income before taxes	5,375		3,851		39.6%		15,796		18,278		-13.6%
Income taxes	1,997		1,694		17.9%		5,428		5,648		-3.9%
Consolidated net income	3,378		2,157		56.6%		10,368		12,631		-17.9%
Net income attributable to equity holders of the company	3,177	6.5%	1,995	3.9%	59.2%		10,307	5.6%	12,102	6.2%	-14.8%
Non-controlling interest	201	0.4%	162	0.3%	24.0%		61	0.0%	529	0.3%	-88.5%

Operating Cash Flow & CAPEX	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	7,229	14.7%	6,373	12.3%	13.4%		25,243	13.7%	25,423	13.1%	-0.7%
Depreciation	2,204		2,226		-1.0%		9,011		8,942		0.8%
Amortization and other operative non-cash charges	565		793		-28.8%		3,091		2,783		11.1%
Operating cash flow (5)(6)	9,998	20.4%	9,391	18.2%	6.5%	13.1%	37,345	20.3%	37,148	19.1%	0.5%	5.0%
CAPEX	4,118		4,765		-13.6%		10,354		11,465		-9.7%

(1)             Except volume and average price per unit case figures.

(2)             Please refer to page 14 and 15 for revenue breakdown.

(3)             Includes equity method in Jugos del Valle, Leão Alimentos, and Estrella Azul, among others.

(4)             Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)            The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(6)            Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(7)          Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 28 of 33

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,486.6		2,834.2		-12.3%	-12.3%	9,838.4		11,529.6		-14.7%	-14.7%
Volume (million unit cases)	495.0		506.9		-2.4%	-2.4%	1,991.6		2,075.3		-4.0%	-4.0%
Average price per unit case	54.63		53.73		1.7%		53.57		52.60		1.8%
Net revenues	27,041		27,238				106,704		109,170
Other operating revenues	32		15				79		79
Total Revenues (2)	27,073	100.0%	27,253	100.0%	-0.7%	-1.5%	106,783	100.0%	109,249	100.0%	-2.3%	-4.0%
Cost of goods sold	13,403	49.5%	14,203	52.1%			53,877	50.5%	56,865	52.1%
Gross profit	13,670	50.5%	13,050	47.9%	4.7%	3.9%	52,906	49.5%	52,385	47.9%	1.0%	-0.7%
Operating expenses	8,584	31.7%	9,256	34.0%			34,629	32.4%	35,891	32.9%
Other operative expenses, net	56	0.2%	186	0.7%			666	0.6%	1,021	0.9%
Operative equity method (gain) loss in associates (3)	74	0.3%	84	0.3%			188	0.2%	251	0.2%
Operating income (4)	4,956	18.3%	3,524	12.9%	40.6%	39.4%	17,423	16.3%	15,221	13.9%	14.5%	12.9%
Depreciation, amortization & other operating non-cash charges	1,656	6.1%	1,977	7.3%			7,451	7.0%	7,258	6.6%
Operating cash flow (4)(5)	6,612	24.4%	5,502	20.2%	20.2%	19.2%	24,873	23.3%	22,480	20.6%	10.6%	8.9%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 14 and 15 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle and Estrella Azul, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)	2020	% of Rev.	2019	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,438.0		2,499.0		-2.4%	-2.4%	7,559.2		8,691.0		-13.0%	-13.0%
Volume (million unit cases)	407.2		382.7		6.4%	6.4%	1,292.7		1,293.6		-0.1%	-0.1%
Average price per unit case	44.00		51.00		-13.7%		46.09		52.21		-11.7%
Net revenues	21,981		24,303				74,815		83,172
Other operating revenues	62		179				2,016		2,050
Total Revenues (2)	22,043	100.0%	24,482	100.0%	-10.0%	6.5%	76,831	100.0%	85,222	100.0%	-9.8%	3.6%
Cost of goods sold	13,774	62.5%	14,604	59.7%			46,927	61.1%	50,099	58.8%
Gross profit	8,269	37.5%	9,878	40.3%	-16.3%	-1.5%	29,905	38.9%	35,123	41.2%	-14.9%	-2.3%
Operating expenses	5,791	26.3%	6,762	27.6%			21,815	28.4%	24,646	28.9%
Other operative expenses, net	174	0.8%	252	1.0%			82	0.1%	318	0.4%
Operative equity method (gain) loss in associates (3)	31	0.1%	16	0.1%			188	0.2%	(43)	-0.1%
Operating income (4)	2,273	10.3%	2,848	11.6%	-20.2%	-4.2%	7,820	10.2%	10,202	12.0%	-23.3%	-10.5%
Depreciation, amortization & other operating non-cash charges	1,113	5.0%	1,041	4.3%			4,652	6.1%	4,466	5.2%
Operating cash flow (4)(5)	3,385	15.4%	3,889	15.9%	-13.0%	2.9%	12,472	16.2%	14,668	17.2%	-15.0%	-1.9%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 14 and 15 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos and Verde Campo, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 29 of 33

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Dec-20	Dec-19	% Var.	Liabilities & Equity	Dec-20	Dec-19	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	5,017	11,485	-56%
	43,497	20,491	112%	Suppliers	17,195	19,832	-13%
Total accounts receivable	11,523	15,476	-26%	Short-term leasing Liabilities	560	483	16%
Inventories	9,727	10,538	-8%	Other current liabilities	20,073	19,210	4%
Other current assets	7,693	10,291	-25%	Total current liabilities	42,845	51,010	-16%
Total current assets	72,440	56,796	28%	Non-Current Liabilities
Non-Current Assets				Long-term bank loans and notes payable	82,461	58,492	41%
Property, plant and equipment	109,551	109,169	0%	Long Term Leasing Liabilities	746	900	-17%
Accumulated depreciation	(50,091)	(47,982)	4%	Other long-term liabilities	14,557	17,752	-18%
Total property, plant and equipment, net	59,460	61,187	-3%	Total liabilities	140,609	128,154	10%
Right of use assets	1,278	1,381	-7%	Equity
Investment in shares	7,623	9,751	-22%	Non-controlling interest	5,583	6,751	-17%
Intangible assets and other assets	103,971	112,050	-7%	Total controlling interest	116,874	122,934	-5%
Other non-current assets	18,294	16,673	10%	Total equity	122,457	129,685	-6%
Total Assets	263,066	257,839	2%	Total Liabilities and Equity	263,066	257,839	2%

	December 31, 2020
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	54.4%	23.8%	7.1%
U.S. Dollars	33.2%	0.0%	2.7%
Colombian Pesos	1.0%	51.7%	4.2%
Brazilian Reals	8.8%	0.2%	8.0%
Uruguayan Pesos	1.8%	0.0%	11.5%
Argentine Pesos	0.8%	0.0%	44.7%
Total Debt	100%	7.4%	6.1%

(1) After giving effect to cross- currency swaps and financial leases.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	FY 2020	FY 2019	Δ%
Net debt including effect of hedges (1)(3)	42,194	49,784	-15.2%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.13	1.34
Operating cash flow/ Interest expense, net (1)	5.46	6.55
Capitalization (2)	42.7%	37.2%

(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 30 of 33

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	4Q 2020					4Q 2019					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	322.1	17.0	65.0	27.9	432.0	331.2	21.3	64.1	28.1	444.7	-2.9%
Central America	56.0	2.2	0.1	4.6	63.0	54.2	2.9	0.1	4.9	62.2	1.3%
Mexico and Central America	378.1	19.3	65.1	32.6	495.0	385.4	24.3	64.2	33.0	506.9	-2.4%
Colombia	60.8	5.0	4.1	4.2	74.2	58.9	6.5	4.8	3.8	74.0	0.2%
Brazil (3)	239.2	16.0	2.8	17.4	275.4	221.7	15.9	2.4	15.6	255.6	7.8%
Argentina	35.9	3.0	1.8	3.9	44.6	31.8	4.1	1.1	3.0	40.0	11.6%
Uruguay	11.6	1.3	-	0.2	13.1	12.0	1.1	-	0.1	13.2	-0.9%
South America	347.6	25.2	8.8	25.7	407.2	324.3	27.6	8.2	22.5	382.7	6.4%
TOTAL	725.6	44.5	73.8	58.2	902.2	709.8	51.9	72.4	55.6	889.6	1.4%

(1)	Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	4Q 2020				4Q 2019				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	1,726.9	124.5	190.4	2,041.8	1,965.2	158.2	217.4	2,340.8	-12.8%
Central America	383.5	18.1	43.2	444.7	414.8	22.3	56.4	493.4	-9.9%
Mexico and Central America	2,110.4	142.6	233.6	2,486.6	2,379.9	180.5	273.8	2,834.2	-12.3%
Colombia	375.9	56.5	36.0	468.5	406.5	81.7	41.1	529.3	-11.5%
Brazil (3)	1,402.9	135.8	175.8	1,714.4	1,387.4	140.0	165.0	1,692.4	1.3%
Argentina	156.3	16.5	24.7	197.6	166.4	25.2	21.7	213.2	-7.3%
Uruguay	50.7	4.9	1.9	57.5	57.9	5.0	1.3	64.1	-10.3%
South America	1,985.7	213.8	238.5	2,438.0	2,018.2	251.8	229.0	2,499.0	-2.4%
TOTAL	4,096.1	356.3	472.1	4,924.5	4,398.1	432.3	502.8	5,333.2	-7.7%

Revenues
Expressed in million Mexican Pesos	4Q 2020	4Q 2019	Δ %
Mexico	22,160	22,608	-2.0%
Central America	4,913	4,645	5.8%
Mexico and Central America	27,073	27,253	-0.7%
Colombia	3,202	3,634	-11.9%
Brazil (4)	16,065	17,969	-10.6%
Argentina	1,799	1,873	-4.0%
Uruguay	977	1,006	-2.9%
South America	22,043	24,482	-10.0%
TOTAL	49,116	51,735	-5.1%

(3)	Volume and transactions in Brazil do not include beer.
(4)	Brazil includes beer revenues of Ps.4,065.2 million for the fourth quarter of 2020 and Ps.4,771.3 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 31 of 33

COCA-COLA FEMSA
FY - VOLUME, TRANSACTIONS & REVENUES

Volume
	FY 2020					FY 2019					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	1,295.6	70.2	281.8	111.6	1,759.2	1,345.6	94.9	280.5	117.4	1,838.3	-4.3%
Central America	206.5	8.4	0.5	17.0	232.4	203.9	12.0	0.6	20.4	236.9	-1.9%
Mexico and Central America	1,502.1	78.6	282.3	128.6	1,991.6	1,549.5	106.9	281.1	137.8	2,075.3	-4.0%
Colombia	208.4	16.7	16.5	13.2	254.8	206.6	25.2	19.2	14.5	265.5	-4.0%
Brazil (3)	755.5	46.8	9.6	51.0	862.9	735.1	51.6	8.1	51.7	846.5	1.9%
Argentina	108.2	9.7	5.8	10.1	133.8	111.4	14.2	3.9	9.7	139.3	-3.9%
Uruguay	36.7	4.0	-	0.5	41.2	38.7	3.4	-	0.4	42.4	-2.8%
South America	1,108.8	77.2	32.0	74.8	1,292.7	1,091.7	94.5	31.2	76.2	1,293.6	-0.1%
TOTAL	2,610.9	155.8	314.3	203.4	3,284.4	2,641.2	201.4	312.3	214.0	3,368.9	-2.5%

(1)	Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	FY 2020				FY 2019				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	6,915.6	521.6	765.4	8,202.6	7,966.3	702.7	915.7	9,584.6	-14.4%
Central America	1,405.6	66.5	163.7	1,635.8	1,616.1	92.7	236.2	1,945.0	-15.9%
Mexico and Central America	8,321.2	588.2	929.1	9,838.4	9,582.4	795.4	1,151.8	11,529.6	-14.7%
Colombia	1,256.3	200.2	116.2	1,572.8	1,478.4	331.6	158.0	1,967.9	-20.1%
Brazil (3)	4,319.3	390.9	498.1	5,208.3	4,730.2	456.9	539.1	5,726.2	-9.0%
Argentina	474.8	53.7	64.6	593.1	624.0	88.4	70.5	782.9	-24.2%
Uruguay	162.9	16.6	5.6	185.1	195.0	15.2	3.7	214.0	-13.5%
South America	6,213.3	661.4	684.6	7,559.2	7,027.6	892.1	771.3	8,691.0	-13.0%
TOTAL	14,534.5	1,249.6	1,613.6	17,397.7	16,610.0	1,687.5	1,923.2	20,220.6	-14.0%

Revenues
Expressed in million Mexican Pesos	FY 2020	FY 2019	Δ %
Mexico	87,833	91,358	-3.9%
Central America	18,950	17,891	5.9%
Mexico and Central America	106,783	109,249	-2.3%
Colombia	12,049	13,522	-10.9%
Brazil (4)	56,191	61,555	-8.7%
Argentina	5,468	6,725	-18.7%
Uruguay	3,124	3,421	-8.7%
South America	76,831	85,222	-9.8%
TOTAL	183,615	194,472	-5.6%

(3)	Volume and transactions in Brazil do not include beer.
(4)	Brazil includes beer revenues of Ps. 15,228.1 million for the full year of 2020 and Ps. 15,619.4 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 32 of 33

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	4Q20	FY
Mexico	0.59%	3.15%
Colombia	0.12%	1.62%
Brazil	2.96%	4.52%
Argentina	7.66%	36.14%
Costa Rica	0.73%	0.89%
Panama	0.58%	-1.55%
Guatemala	0.91%	4.82%
Nicaragua	0.80%	2.93%
Uruguay	0.35%	9.41%

(1)	Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	4Q20	4Q19	Δ %	FY 20	FY 19	Δ %
Mexico	20.63	19.28	7.0%	21.49	19.26	11.6%
Colombia	3,662.52	3,410.79	7.4%	3,695.27	3,281.16	12.6%
Brazil	5.40	4.12	31.1%	5.16	3.95	30.7%
Argentina	80.08	59.39	34.8%	70.65	48.24	46.4%
Costa Rica	609.08	578.67	5.3%	588.29	590.60	-0.4%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.79	7.72	0.9%	7.72	7.70	0.3%
Nicaragua	34.72	33.70	3.0%	34.34	33.12	3.7%
Uruguay	42.60	37.51	13.6%	42.01	35.25	19.2%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Dec-20	Dec-19	Δ %	Sep-20	Sep-19	Δ %
Mexico	19.95	18.85	5.9%	22.46	19.64	14.4%
Colombia	3,432.50	3,277.14	4.7%	3,878.94	3,462.01	12.0%
Brazil	5.20	4.03	28.9%	5.64	4.16	35.5%
Argentina	84.15	59.89	40.5%	76.18	57.59	32.3%
Costa Rica	617.30	576.49	7.1%	606.68	583.88	3.9%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.79	7.70	1.2%	7.79	7.74	0.7%
Nicaragua	34.82	33.84	2.9%	34.60	33.53	3.2%
Uruguay	42.34	37.31	13.5%	42.58	36.94	15.3%

(2)	Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 4Q2020 Results February 25, 2021	Page 33 of 33